Room 4561
Via fax (510) 668-3426

October 6, 2008

Robert Huang
Chief Executive Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

      Re: Synnex Corporation
            Form 10-K for the Fiscal Year Ended November 30, 2007
            Filed February 13, 2008
            File no. 1-31892

Dear Mr. Huang:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief